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                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                      FORM 6-K

                              REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                          SECURITIES EXCHANGE ACT OF 1934


                          For the month of February, 1999

                        Sparkling Spring Water Group Limited
                        ------------------------------------

                   200 Sea Pines Rd., Bellingham, WA, USA 98226
                   --------------------------------------------
                      (Address of principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]



                    Form 20-F        X            Form 40-F
                                   -----                         -----



     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.]



                    Yes                           No               X
                                   -----                         -----


     On February 7, 1999 Sparkling Spring Water Group Limited issued a press release announcing its preliminary 1998 revenue, customer location count and charges that will affect 4th quarter earnings.

     Exhibit I Press release dated February 7, 1999 announcing preliminary 1998 revenue, customer location count and charges that will affect 4th quarter earnings.


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               SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


          Sparkling Spring Water Group Limited


                         By:
                                        ----------------------------
                         Name:          David M. Arnold
                         Title:         Vice President Finance, Treasurer


Date:  February 12, 1999